

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 6, 2018

<u>Via E-Mail</u>
Christa Davies
Executive Vice President
and Chief Financial Officer
Aon plc
122 Leadenhall Street
London EC3V 4AN
England

   Re: **Aon plc
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Filed February 23, 2017
      File No. 1-7933**

Dear Ms. Davies:

  We refer you to our comment letters dated December 28, 2017 and January 30, 2018 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Peter Lieb
    Executive Vice President and General Counsel

    Suzanne Hayes
    Assistant Director